Exhibit
The China Securities Regulatory Commission, the Shenzhen Stock Exchange and the New York Stock Exchange take no responsibility for the contents of this Announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Announcement.
Neither the United States Securities and Exchange Commission nor any U.S. state securities commission has approved or disapproved of the H Share Offer or the A Share Offer, passed upon the merits or fairness of the H Share Offer or the A Share Offer or passed upon the adequacy or accuracy of the disclosure in this Announcement, and any representation to the contrary is a criminal offence.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)	(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(H Share Stock Code: 0857)	(A Share Stock Code: 000618)
(ADS Stock Symbol: PTR)	(ADS Stock Symbol: JCC)
Financial Adviser to PetroChina Company Limited in relation to the H Share Offer
Citigroup Global Markets Asia Limited
Financial Adviser to Jilin Chemical Industrial Company Limited in relation to the H Share Offer
Cazenove Asia Limited
Independent financial adviser to the independent board committee of Jilin Chemical Industrial Company Limited in relation to the H Share Offer and the delisting proposal
Platinum Securities Company Limited
RESULTS IN RESPECT OF THE A SHARE OFFER OF
JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

The A Share Offer closed on Sunday, 12 February 2006. As at Sunday, 12 February 2006, valid acceptances under the A Share Offer had been received in respect of 157,700,200 Jilin A Shares, representing approximately 78.85% of the nominal value of the Jilin A Shares, carrying voting rights then exercisable at a general meeting of Jilin A Shareholders.
INTRODUCTION
On 28 October 2005, PetroChina Company Limited (the Offeror) and Jilin Chemical Industrial Company Limited (Jilin) jointly announced that, subject to the satisfaction or waiver of certain pre-conditions (the Pre-Conditions), Citigroup Global Markets Asia Limited (Citigroup), on behalf of the Offeror, and (in the United States only) the Offeror, would make a voluntary conditional offer (the H Share Offer) to acquire all the outstanding overseas listed foreign invested shares of par value RMB1.00 each in Jilin (the Jilin H Shares) for HK$2.80 per Jilin H Share, and the Jilin H Shares represented by American Depositary Shares (the Jilin ADSs) for HK$280.00 per Jilin ADS and subject to the H Share Offer becoming unconditional, the Offeror would make a voluntary conditional offer (the A Share Offer) in the PRC to acquire all the outstanding domestic shares of par value RMB1.00 each in Jilin listed on the Shenzhen Stock Exchange (the Jilin A Shares) for RMB5.25 per Jilin A Share, in each case not already owned by the Offeror and parties acting in concert with the Offeror (the Joint Announcement). On 16 November 2005, the Offeror and Jilin jointly announced the satisfaction or waiver of the Pre- Conditions and despatched the composite offer and response document (the Composite Document) relating to the H Share Offer.
Unless the context requires otherwise, terms defined in the Joint Announcement and the Composite Document have the same meaning when used in this Announcement.
CLOSE OF A SHARE OFFER AND ACCEPTANCES
The A Share Offer closed on Sunday, 12 February 2006. As at Sunday, 12 February 2006, valid acceptances under the A Share Offer had been received in respect of 157,700,200 Jilin A Shares, representing approximately 78.85% of the nominal value of the Jilin A Shares, carrying voting rights then exercisable at a general meeting of Jilin A Shareholders.

INTERESTS OF THE OFFEROR AND PARTIES ACTING IN CONCERT WITH THE OFFEROR IN JILIN SHARES
Taking into account the valid acceptances of the A Share Offer as at Sunday, 12 February 2006 as set out in the section headed “Close of A Share Offer and Acceptances” above and valid acceptances of the H Share Offer, the Offeror and the parties acting in concert with the Offeror held, as at Sunday, 12 February 2006 and subject to payment by the Offeror for the tendered Jilin H Shares, Jilin ADSs and Jilin A Shares, the Jilin Shares as set out below:

		Approximate percentage of
Name	Number of Jilin Shares	registered share capital of Jilin
The Offeror	3,462,113,253(1)	97.22%
Citigroup	682,000(2)	0.0192%
Mr. Zou Haifeng	3,550(3)	0.0000997%
Total	3,462,798,803	97.24%

Notes:

(1)	The Offeror is the owner of 2,396,300,000 state-owned legal person shares of Jilin, representing approximately 67.29% of the registered share capital of Jilin. The Offeror has also received valid acceptances in respect of 908,113,053 Jilin H Shares (including the Jilin H Shares underlying the Jilin ADSs), representing approximately 94.13% of the nominal value of the Jilin H Shares (including the Jilin H Shares underlying the Jilin ADSs), carrying voting rights then exercisable at a general meeting of Jilin H Shareholders and 157,700,200 Jilin A Shares, representing approximately 78.85% of the nominal value of the Jilin A Shares, carrying voting rights then exercisable at a general meeting of Jilin A Shareholders.

(2)	Citigroup holds 682,000 Jilin H Shares (representing approximately 0.071% of the total number of Jilin H Shares) on a proprietary basis. The difference in Citigroup’s shareholding as at 28 October 2005 (being the date of the commencement of the Offer Period) and as at 12 February 2006 (being the closing date of the A Share Offer) of 45,900 Jilin H Shares representing approximately 0.0048% of the total number of Jilin H Shares is a result of the sale of 459 Jilin ADSs (representing 45,900 Jilin H Shares) held in three client accounts with Smith Barney, a business division of Citigroup, by Smith Barney’s clients in the exercise of the clients’ discretion to deal in the Jilin ADSs.

(3)	Mr. Zou Haifeng holds 3,550 Jilin A Shares, representing 0.001775% of the total number of Jilin A Shares. Mr. Zou Haifeng was a director of the Offeror before the commencement of the Offer Period, but has ceased to be a director of the Offeror with effect from 8 November 2005. By order of the Board By order of the Board

PetroChina Company Limited	Jilin Chemical Industrial Company Limited
Li Huaiqi	Zhang Liyan
Secretary to the Board	Secretary to the Board
Beijing, the PRC
14 February 2006
As at the date of this Announcement, the Chairman of the Offeror is Mr. Chen Geng; the Vice Chairman of the Offeror is Mr. Jiang Jiemin; the Executive Directors of the Offeror are Messrs Su Shulin and Duan Wende; the Non-executive Directors of the Offeror are Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and the Independent Non-executive Directors of the Offeror are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabè. The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information in this Announcement (other than in respect of Jilin) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Announcement have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement the omission of which would make any of the statements in this Announcement misleading.
As at the date of this Announcement, the Executive Directors of Jilin are Messrs Zhang Xingfu and Li Chongjie; the Non-executive Directors of Jilin are Messrs Yang Dongyan, Xiang Ze, Ni Muhua and Jiang Jixiang; and the Independent Non-executive Directors of Jilin are Messrs Wang Peirong, Lü Yanfeng, Zhou Henglong and Fanny Li. The directors of Jilin jointly and severally accept full responsibility for the accuracy of the information in this Announcement (other than information relating to the Offeror and parties acting in concert with it) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this Announcement (other than those relating to the Offeror and parties acting in concert with it) have been arrived at after due and careful consideration and there are no other facts not contained in this Announcement (other than those relating to the Offeror and parties acting in concert with it) the omission of which would make any of the statements in this Announcement misleading.